July 14, 2017

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:  Laura Nicholson, Special Counsel

Re:          Federal Street Acquisition Corp. (the “Company”)

Registration Statement on Form S-1, as amended

File No. 333-218858

Ladies and Gentlemen:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Securities Act”), we wish to advise you that we, as representatives of the underwriters, hereby join with the Company’s request that the effective date of the above-referenced Registration Statement be accelerated so that the same will become effective on July 18, 2017 at 4:00 p.m. Eastern time, or as soon thereafter as practicable.

The following is supplemental information supplied under Rule 418(a)(7) and Rule 460 under the Securities Act:

(i)                              Date of preliminary prospectus: July 10, 2017

(ii)                           Approximate dates of distribution: July 10, 2017 through the date hereof

(iii)                        Number of prospective underwriters and dealers to whom the preliminary prospectus was furnished: 2

(iv)                       Number of prospectuses furnished to underwriters, dealers, institutions and others: approximately 1,385

Each of the undersigned advises that is has complied and will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature page follows]

Very truly yours,

Citigroup Global Markets Inc.

By:	/s/ Neil Shah
Name: Neil Shah
Title: Managing Director
Date: July 14, 2017

Merrill Lynch, Pierce, Fenner & Smith Incorporated

By:	/s/ Michele A.H. Allong
Name: Michele A.H. Allong
Title: Authorized Signatory
Date: July 14, 2017

cc:                             Alice Hsu, Akin Gump Strauss Hauer & Feld LLP

Alexander D. Lynch, Esq., Weil, Gotshal & Manges LLP